ANNUAL
INFORMATION
FORM

APRIL 14, 2004

RUSSEL METALS INC., SUITE 210, 1900 MINNESOTA COURT, MISSISSAUGA, ONTARIO
CANADA L5N 3C9

TABLE OF CONTENTS

	Page		Page

Russel Metals Inc.	3	Employees	13
History of the Company	3	Legal Proceedings	13
Business	3	Environmental Regulation	13
Overview	3	Present Actions	14
Description of the Business	4	Risks Related to our Business and the Metals Distribution Industry	15
Industry Overview	4	General Development of the Business	21
Competitive Strengths	5	Selected Consolidated Financial Information	22
Business Strategy	6	Summarized Quarterly Consolidated Financial Information	24
Acier Leroux Acquisition	7	Selected Consolidated Financial Information	25
Products, Services and Customers	8	Market for the Securities of Russel Metals Inc.	26
Revenue by Product	10	Dividend Records	26
Metal Suppliers	10	Major Subsidiaries	26
Competition	11	Management's Discussion and Analysis	27
Properties	11	Directors and Executive Officers	27
Non-Metal Operations	13	Additional Information	31

RUSSEL METALS INC.

             Russel Metals Inc. (Russel Metals or the Company) is one of the largest metals distribution and processing companies in North America based on revenues.  The Company primarily distributes steel products and conducts its distribution business in three principal business segments:  service centers; energy sector pipe, tube, valves and fittings; and import/export.  For the year ended December 31, 2003, Russel Metals had consolidated revenues of $1.5 billion.

             The address of Russel Metals' head office is Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9, tel. no. (905) 819-7777, fax no. (905) 819-7409.  Unless the context otherwise requires, references to "Company", "we", "us" or "our" as used herein refers to Russel Metals Inc. and its subsidiaries.  All dollar references are in Canadian dollars unless otherwise stated.

HISTORY OF THE COMPANY

             Russel Metals Inc. (the legal entity) is the successor corporation to Federal Grain Limited, which was incorporated under the laws of Canada in 1929 and subsequently amalgamated with Searle Grain Company Limited on August 1, 1967 to continue under the name Federal Grain Limited. The name was changed to Federal Industries Ltd. on April 16, 1973 and the Company was continued under the Canada Business Corporations Act on May 5, 1980.  On June 1, 1995, the name was changed to Russel Metals Inc.  On January 1, 2002, Russel Metals Inc. was formed upon the amalgamation of its predecessor of the same name with A. J. Forsyth and Company Limited, a subsidiary with Canadian service center operations, and three non-operating subsidiaries.

BUSINESS

Overview

                 We believe we operate the largest service center operation in Canada based on revenues. During 2003, we processed and distributed products to a broad base of approximately 18,000 customers through a network of 58 locations across Canada. In addition, we have four U.S. locations. Our network of service centers carries a broad line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. We purchase these products primarily from North American steel producers, and package and sell them to end users in accordance with their specific needs. Our service center operations accounted for $922.8 million, or 60.8%, of our total revenues in 2003.

                 Our energy sector distribution operations carry a specialized product line focused on the needs of energy sector customers. These operations distribute pipe, tube, valves and fittings, from five Canadian and two U.S. locations. We purchase these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and pipe accessories. Our energy sector distribution operations accounted for $297.5 million, or 19.6%, of our total revenues in 2003.

                 Our import/export business principally imports steel products into Canada and the United States, such as carbon steel plate, beams, channel, flat rolled products, rails and pipe products. Our import/export operations accounted for $283.6 million, or 18.7%, of our total revenues in 2003.

DESCRIPTION OF THE BUSINESS

Industry Overview

               Metal service centers bridge the gap between the capabilities of large metal producers, who manufacture large volumes of steel, aluminum and specialty metals in standard sizes and configurations and require long lead times, and the specific needs of end users by acquiring large volumes of metal from producers and packaging and processing the metal in accordance with end user specifications. Many end users purchase metal products from service centers because their requirements are smaller than the minimum order quantities available from the producers or because such end users require specialized metal processing services, a commitment to reliable just-in-time delivery and flexibility to meet their changing product and manufacturing requirements that large producers are either unwilling or unable to provide. Service centers also allow end users to reduce their total production cost by shifting the responsibility for pre-production processing to service centers which, through economies of scale, can achieve greater operational efficiency from the processing equipment.

                 We estimate that in 2003, the service center industry in Canada had total sales of approximately $4.0 billion. According to industry sources, comparable statistics for the U.S. industry for 2003 indicate sales of approximately US$36.0 billion.

             Service centers are the largest category of customers of domestic steel producers in Canada. The following table shows Canadian shipments (net of returned shipments) by Canadian steel mills to Canadian service centers and all other net domestic shipments by Canadian steel mills for the years indicated. These figures do not include metal products other than steel, such as aluminum, that we also distribute.

Net Domestic Shipments of Steel Mill Products by Canadian Steel Mills
(millions of metric tons)
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

Shipments to Cdn. Service Centers	3.26	3.28	3.57	3.81	3.48	3.85	3.80	4.02	4.06	3.65
All Other Shipments	7.40	7.03	7.57	7.92	7.87	8.22	8.20	7.53	7.59	7.69

Total Shipments	10.66	10.31	11.14	11.73	11.35	12.07	12.00	11.55	11.65	11.33

% to Service Centers	30.6%	31.8%	32.0%	32.5%	30.7%	31.9%	31.7%	34.8%	34.8%	32.2%

(Source: Statistics Canada)

              The metals service center industry is intensely competitive. Generally, the metals service center industry competes on price and the ability to provide customers with value-added services such as product selection, timely delivery, reliability, quality and processing capability. There has been significant consolidation in the industry in both the United States and Canada over the past decade. Many of our competitors are small companies, often owner-operated, with limited product lines, inventory and geographic customer bases. Many of these small, owner-operated businesses have limited access to capital for modernization and expansion, have not had a viable exit strategy, and have been left with limited liquidity options.

Competitive Strengths

We believe that the following strengths have enabled us to achieve net earnings in 27 of the last 28 quarters and give us a competitive advantage in the metals distribution industry:

              Leading Market Position.   We believe we are the largest service center operator in Canada based on revenues and that we represent over 24% of the total service center market in Canada. We also believe we are the largest service center operator in each of the regions of Canada except for Ontario where we are the second largest. Our 58 Canadian service centers service a broad base of approximately 18,000 customers across all regions of Canada. Our geographic presence, large volume and leading market position enable us to successfully source steel at competitive prices.

              Strong Supplier Relationships and Unique Market Insight.   We are among the largest purchasers of steel in North America and have well established relationships with North America's largest steel producers, which enable us to ensure multiple sources for steel products and services. We believe that our steel import/export operation is one of the largest independent steel importers in North America. Our import operation enables us to augment our product lines at our service centers when product is not available or when we can obtain steel competitively by purchasing abroad. Through our steel import/export operations, we regularly purchase from multiple suppliers in 13 countries around the world. This enables us to monitor global steel supply and assess its impact on North American steel demand and pricing trends. This timely access to market information and global outlook allows us to proactively manage inventory levels and prices in our service center operations and make low cost purchases of steel imports when available.

              Successful Acquisition Track Record.   Over the last five years, we have successfully integrated a number of acquisitions. For example, in October 2001, we acquired A.J. Forsyth and Company Limited, the leading service center operation in British Columbia, and in July 2003, we acquired Acier Leroux inc., the leading service center operation in Quebec. These acquisitions strengthened our Canadian service center market presence and were immediately accretive to Russel. Once we have completed an acquisition, we rationalize the operations and balance sheet and reinforce the best practices found in our combined operations.

              Multiple Business Segments and Diversified Service Center Customer Base.   We operate in three segments of the metals distribution business, each with a distinct customer base and business cycle: service centers, energy sector and steel import/export. Our largest segment, service centers, has a diversified customer base across a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding and natural resources, such as mining and petroleum. Our focused segments, energy sector and steel import/export, are not significantly dependent on any one customer. In 2003, our service center average order size was $989. In addition, in 2003, none of our approximately 18,000 service center customers accounted for more than 2% of our total revenues.

              Superior Service and Product Selection.   We believe that we have a reputation for superior and timely service, and diverse product selection. Each of our service centers has the ability to offer one stop shopping to our customers. We also provide customized processing services and offer just-in-time delivery to quickly satisfy end user specifications. We have developed strong relationships with our customers and are able to identify their needs early so we can respond to short lead times or just-in-time delivery requirements common in the industry. Because local managers have significant operational control, our service centers can react quickly to changes in local markets and customer demands.

              Prudent Inventory Management.   We manage our inventory to avoid unnecessary commitments of working capital while maintaining sufficient supply to respond quickly to customer orders. We tailor our inventory and processing services at each service center location to the needs of that particular market. The negotiation of purchase agreements with suppliers is centralized to leverage our buying power and global market insights; however, actual supply of inventory to each of our locations is determined by the branch management team. Local monitoring allows us to more accurately assess inventory requirements at each service center. We believe our decentralized inventory management, combined with our global market insights, has allowed us to react more quickly than many of our competitors to changing metals prices and customer needs, and to optimize our use of working capital. As a result of our prudent inventory management, our service centers turn their inventory 4 to 5 times per year while the industry average is lower. Given the particular importance of inventory management in the price-sensitive service center business, we believe that this gives us a significant competitive advantage.

              Experienced Management Team.   Our senior executives and other key members of our management team have an average of 29 years of experience in the metals distribution business. To facilitate an entrepreneurial culture, our compensation policies, at both senior and local management levels, are based on the profitability and asset utilization of our business units.

Business Strategy

              Our primary goals are to continue to be a leading metals distribution company, increase our market share, expand services to customers and improve operating profits and cash flows. Our business strategies, aimed at achieving our goals, consist of the following:

              Managing Capital Utilization.   We will continue to aggressively manage our balance sheet to reduce debt and to enable us to fund acquisitions, capital expenditures and working capital requirements from existing bank lines. We intend to continue to manage inventory based on our expected customer demands rather than speculate on market pricing which will enable us to maximize our inventory turns. We strive to maintain capital expenditures below our depreciation expense. Over the last 4 years, the ratio of our capital expenditure to depreciation was 85%, excluding expenditures of $22.7 million on a cut-to-length line and new facility for our B&T Steel division, which was substantially completed in 2003.

              Expanding through Select Acquisitions.   Over the past few years, we have strengthened our Canadian franchise through acquisitions which we have rationalized and integrated with our existing operations. We now have a major presence in all of the Canadian regions. Management believes that maintaining and growing that strong position should be the primary strategic goal of our acquisition policy. We intend to continue to investigate acquisition opportunities that will be immediately accretive to earnings and that will enable us to build on our Canadian service center presence or extend our product offerings in Canada, such as increasing our share in flat rolled products and processing. In our energy and import/export operations, as well as our United States service center operations, we will continue to look for strong product niche players or strong regional operations. No significant acquisitions are currently contemplated.

              Decentralizing Operating Management Combined with Economies of Scale.  We continue to manage our businesses on a decentralized basis, with local management accountable for day-to-day operations, profitability and growth of the business, which we believe fosters an entrepreneurial culture across our operations. Our localized operating management allows us to capitalize on name recognition, end user relationships of our businesses, and the local and regional market knowledge of the operations' staff. In addition, management oversight through centralized purchasing, management information systems and cash management enables us to benefit from economies of scale and lower purchasing costs.

Acier Leroux Acquisition

              On July 3, 2003, we purchased Acier Leroux, a company specialized in the processing and distribution of various steel products from service center locations mainly in Ontario, Quebec and the Maritimes. We acquired Acier Leroux for $197.6 million which we funded with $20.0 million in new equity and borrowings of $177.6 million from our credit facility. For the 12 months ended July 3, 2003, Acier Leroux had revenues of approximately $401 million from its Canadian operations and approximately $70 million from its U.S. operations, which we have discontinued. The Acier Leroux acquisition has been accretive to our net earnings and to cash flow from the first month of the acquisition and has also helped strengthen our market positions in Ontario, Quebec and the Maritimes. When combined with our existing operations, we have been able to significantly reduce Acier Leroux's working capital and increase cash flows principally as a result of operational synergies, rationalization of duplicate inventory and the sale of redundant assets. In 2003, we incurred restructuring charges of $3.6 million related to the acquisition and expect to incur additional charges in 2004.

              One of our business strategies is to combine new acquisitions with our existing operations and then rationalize any duplication. Immediately after the Acier Leroux acquisition, the combined Russel and Acier Leroux regional teams evaluated our existing operations along with the new Acier Leroux operations and developed restructuring plans in order to provide us with the strongest organization upon completion of the integration of Acier Leroux.

              In Quebec, the restructuring team has determined that all of the Acier Leroux facilities should remain open. In addition, we have changed the utilization of one of the two Acier Leroux facilities in Boucherville by transferring to it our non-ferrous business. We have distributed the balance of our ferrous inventory in Lachine, Quebec to existing Acier Leroux facilities in Quebec to enable the sale of the 212,000 square foot facility in Lachine in 2004. The rationalization of staff levels in the region has been completed.

              In the Maritimes, we have realigned our distribution network with the addition of Acier Leroux's Sackville facility, which has enabled us to allow our Halifax operation to focus more on its immediate territory. Furthermore, we closed the Acier Leroux Dartmouth location and expect to sell it in 2004.

              In Ontario, we have begun the consolidation of our operations with those of Acier Leroux. Our Vantage Laser and Burlington plate operations, which were previously in leased facilities, are being reconfigured and combined in the vacant 124,000 square foot Acier Leroux Guelph facility. The refurbished Guelph facility will house all of our plate processing operations and plate inventory. Further consolidation is currently under review.

              The proceeds from the sale of the facilities in Dartmouth, Lachine and Cambridge will be used to further reduce the debt related to the Acier Leroux acquisition. In 2003, we disposed of two U.S. facilities generating $4.4 million.

              Each regional team determined that converting the Acier Leroux operations to our management information systems would be of significant benefit to the regional operations. The conversion to our management information systems for most operations in each of Quebec, the Maritimes and Ontario was completed in 2003.

Products, Services and Customers

Service Centers

              Our service centers sell plate, flat rolled carbon and other general line carbon steel products, as well as some stainless steel, aluminum and other non-ferrous specialty metal products in a wide range of sizes, shapes and specifications. General line steel products consisting of plate, structurals, bars, sheet, pipe, tubing and hollow structural steel tubing, are used by end users in a wide variety of industries. Within Canada, our steel service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth, Acier Leroux, Acier Dollard, Acier Loubier, Ennisteel, Leroux Steel, Russel Leroux, Poutrelles Delta and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe, both located in Hamilton, Ontario. Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International. The Williams Bahcall operation focuses primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

              Our service center operations also provide customized processing services to satisfy specifications established by end users. By providing these services, as well as by offering inventory management and just-in-time delivery, we enable end users to reduce their overall production costs and decrease capital required for raw materials and metals processing equipment. Our value added processes include, but are not limited to:

•	shearing, slitting and cutting to length: the cutting of metal into smaller pieces or into narrower coils;

•	laser, flame and plasma cutting: the cutting of metal to produce various shapes or parts according to end user supplied drawings;

•	leveling: the flattening of metal to uniform tolerances for proper machining;

•	tee-splitting: the splitting of metal beams;

•	edge trimming: removing a portion of the edges of coiled metal to produce uniform width and round or smooth edges; and

•	cambering: the bending of structural steel to improve load-bearing capabilities.

              In 2003, our service center segment handled an average of approximately 3,733 transactions per day with an average revenue of approximately $989 per transaction. Typically, our service center sales are made on an individual purchase order basis.

              Our service center operations provide products and services to end users in a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding and natural resources, such as mining and petroleum. During 2003, no individual service center customer accounted for more than 2% of our total revenue.

Energy Sector Distribution

              Our energy sector distributes pipe, tube, valves and fittings primarily to the energy sector. Our energy sector consists of four businesses, each of which sells a distinct line of products. These businesses include:

Fedmet Tubulars-- a distributor of oil country tubular goods (which includes casing and tubing) and line pipe and related products. Fedmet Tubulars' sales office is located in Calgary, Alberta.

Triumph Tubular & Supply-- a distributor of oil country tubular goods. Triumph’s sales office is located in Calgary, Alberta.

Comco Pipe and Supply Company-- a distributor of pipe, valve and fitting products. Comco Pipe and Supply specializes in the supply and distribution of pipe and fluid handling products to the energy, construction, manufacturing, pulp and paper and mining industries. These products are distributed through facilities in Calgary and Edmonton, Alberta; Stonewall, Manitoba; and Guelph and Sarnia, Ontario.

Pioneer Pipe --a distributor and processor of steel pipe products to the construction, oil and gas and ski industries in the western United States. Pioneer Pipe has facilities in Aurora, Colorado and Lindon, Utah. These operations include Spartan Steel, headquartered in Evergreen, Colorado.

              The energy sector businesses sell a range of products to end users located primarily in western Canada and the western United States. During 2003, no individual energy sector customer accounted for more than 3% of our total revenue.

Steel Import/Export

              Our import/export operations primarily import foreign steel products into Canada and the United States and, to a lesser extent, export North American steel products to international end users. Revenues from these operations may vary substantially from year to year, depending primarily on general economic conditions in North America and in the export markets served by these operations. The import/export operations take title of the steel they acquire.

              We specialize in the import into North America of carbon steel, plate, beams, channel, flat rolled products, rail and pipe products. Sales commitments for a significant portion of these products are obtained prior to their purchase or while the product is in production and transit. Products for which sales commitments have not been obtained are held in public warehouses for resale to North American service centers and other customers.

Our import/export segment is conducted through Wirth Steel located in Canada and the Sunbelt Group located in the United States.

In 2003, no individual steel import/export customer accounted for more than 1% of our total revenue.

Revenue by Product

The following table sets out the revenues by product based on dollar revenues for the fiscal years ended December 31, 2003, 2002 and 2001.

Sales by Product Group

	Years Ended December 31,

(in thousands of dollars except percentages)	2003	% of Total	2002	% of Total	2001	% of Total

Carbon:
Plate (Discreet & Plate in Coil)	$ 350,082	23.1%	$ 342,666	24.4%	$ 304,112	21.7%
General Line:
Structurals (WF & I Beam, Angles,
Channels, HollowTubes)	358,082	23.6%	256,721	18.3%	278,462	19.9%
Bars (Hot Rolled and Cold Finished)	135,057	8.9%	120,945	8.6%	94,441	6.7%
Tubing/Pipe (Standard, Oil Country
Tubular Goods)	335,534	22.1%	346,892	24.7%	388,729	27.7%
Grating/Expanded	15,708	1.0%	11,488	0.8%	11,215	0.8%
Flat Rolled:
Sheet, strip & coil	124,623	8.2%	118,392	8.5%	105,540	7.5%
Wire Rods / Wire Products	2,404	0.2%	-	-	6,160	0.4%
Flanges, Fittings & Valves	39,967	2.6%	49,866	3.6%	44,403	3.2%

Total Carbon	1,361,457	89.7%	1,246,970	88.9%	1,233,062	87.9%
Total Non-Ferrous (Sheet, Extrusion,
Tubular Goods, Etc.)	81,648	5.4%	95,512	6.8%	114,398	8.2%
Other	73,985	4.9%	60,793	4.3%	55,049	3.9%

Total	$1,517,090	100.0%	$1,403,275	100.0%	$1,402,509	100.0%

Metal Suppliers

              North American steel mills are the primary source of supply for our service centers. In addition, we purchase steel from international sources when steel is either not available or is not priced on a competitive basis in North America. This includes circumstances where the particular product is in short supply or where North American mills do not produce the particular product. We have developed an effective coordinated purchasing program that allows us to derive economies of scale through volume purchases, and also allows us to access metal supplies globally. Substantially all of our purchases are made under existing purchase orders and we have no material long-term metal supply contracts. We believe that alternate suppliers are available with respect to all of our product lines and our service center operations generally maintain multiple suppliers for all product lines.

              Our Canadian service center operations have over 200 suppliers. Purchases from our four largest suppliers represented approximately 39% of the requirements of the Canadian service center operations in 2003. We believe that we are one of the largest purchasers from most Canadian and many U.S. steel mills. Our U.S. service center operations have more than 50 suppliers with no significant exposure to any one supplier or mill.

              The primary sources of supply for the energy sector are the pipe processing arms of North American steel mills and independent manufacturers of pipe and accessories. During 2003, the largest single supplier of the energy sector represented approximately 20% of energy sector purchases.

              The steel import/export sector deals on a regular basis with multiple suppliers in 13 countries around the world. In 2003, the largest single supplier represented approximately 10% of the purchases by the steel import/export segment.

Competition

              Our Canadian service centers compete with other service centers that are regional and local in geographic coverage and our U.S. service centers compete with other service centers that are national, regional and local in geographic coverage. The service center industry is highly competitive with competition focused on price, product availability and quality, processing capability and on-time delivery.

              We believe that our service center operations are favourably positioned with respect to our competitors for several reasons. First, the geographic scope and diversity of our Canadian operations and the breadth of our product line allow us to service national and regional end users throughout Canada. We believe that we provide our Canadian end users with a wider range of products and more value-added services than many of our regional or local competitors. Second, we believe that our access to and contact with international markets through our steel import/export business not only provides us with certain purchasing and distribution advantages over many of our competitors, but also enables us to better anticipate trends and opportunities in the domestic and international steel markets, allowing us to more proactively manage our inventory.

              The energy sector distribution industry is very diverse and is made up of many small private companies each having a unique product offering. Generally, companies in this industry are regional in geographic coverage and focus on specific market niches. These companies typically carry a broad product line and competition is focused on price, product availability and quality and on-time delivery.

              Our steel import/export operations compete with other international steel importers and exporters, as well as steel producers in the destination market. Competition focuses on price, product quality and availability, and terms of shipment (including freight costs, which vary and can be as much as 15% of the landed cost of a product). The business is highly dependent on global economic conditions and on the relationships we have with our international network of suppliers and customers.

PROPERTIES

              We have 70 warehouse facilities, 63 in Canada and 7 in the United States. Our import/export operations and two of our energy sector operations distribute goods that are held in public warehouses or yards until sold.

Set forth below is certain information, as of December 31, 2003, with respect to our principal operating facilities.

	Number of Facilities		Approximate Square Feet

	Owned	Leased	Owned	Leased	Total

Service Center Distribution

Canada
British Columbia	8	-	257,130	-	257,130
Alberta	4	4	123,723	46,934	170,657
Saskatchewan	3	-	52,260	-	52,260
Manitoba	2	3	199,296	79,500	278,796
Ontario	7	7	611,237	215,399	826,636
Quebec	14	1	927,980	7,600	935,580
New Brunswick	3	-	74,400	-	74,400
Nova Scotia	1	-	50,880	-	50,880
Newfoundland	1	-	19,200	-	19,200

Total	43	15	2,316,106	349,433	2,665,539

United States
Wisconsin	1	2	30,016	183,977	213,993
Ohio	1	-	41,040	-	41,040

Total	2	2	71,056	183,977	255,033

Energy Sector Distribution

Canada
Alberta	1	1	45,000	8,100	53,100
Manitoba	-	1	-	28,000	28,000
Ontario	-	2	-	32,200	32,200

Total	1	4	45,000	68,300	113,300

United States
Utah	-	1	-	14,400	14,400
Colorado	-	1	-	800	800

Total	-	2	-	15,200	15,200

Steel Import/Export

United States
Texas	1	-	69,440	-	69,440

Non-Metal Operations

              The remaining non-metals operation, Thunder Bay Terminals, covers an area of approximately 290 acres. Most of the property is under long-term leases. A coal handling system is located at the site and comprises a number of structures, including structures which trains enter to be unloaded, and ship docking facilities. Coal storage structures and equipment are also located at the site. All the structures and most of the equipment are owned by Thunder Bay Terminals.

EMPLOYEES

              As at February 4, 2004, we had approximately 2,500 full-time and full-time equivalent employees. Approximately 250 of these employees are located in the United States. We have 37 collective bargaining agreements covering approximately 1,050 employees at 40 of our locations, three of which have expired and are currently being negotiated. Through to the end of 2004, there are 14 other collective bargaining agreements covering approximately 360 employees which we intend to renegotiate prior to their expiration. We have maintained generally favourable relations with our employees. Since 2001, we have experienced no work stoppages at any of our locations and have successfully renegotiated 41 collective agreements in that period. In October 2002, Acier Leroux experienced a labour dispute that occurred at its Ennisteel facility where work stopped for a period of two weeks.

LEGAL PROCEEDINGS

              From time to time, we are involved in legal proceedings relating to claims arising out of our operations in the ordinary course of business. We do not believe that there are any material proceedings, pending or threatened against us or any of our properties other than those discussed in this document under "Environmental regulation."

ENVIRONMENTAL REGULATION

              We are subject to a variety of federal, provincial, territorial, state and local environmental laws and regulations in Canada and the United States. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and into and onto land, the disposal of waste, the handling, storage and transportation of hazardous materials and the storage of materials in underground tanks. In particular, operations divested between 1991 and 1997 included chrome plating facilities and the transportation and storage of petroleum products. We could be responsible for clean up of or damages from releases of hazardous materials on or emanating from the properties where these operations were conducted.

              In Canada, while there are federal environmental statutes such as the Canadian Environmental Protection Act, 1999, the Fisheries Act, and the Transportation of Dangerous Goods Act, 1992 which apply to us, each Canadian province and territory and most municipalities in which we operate also enact and enforce their own environmental laws. In the United States, the primary federal regulatory laws to which we are subject include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Clean Water Act. We are also subject to environmental regulation at the state and local levels in the United States.

We believe that our current operating facilities are in material compliance with applicable environmental laws and regulations.

Present Actions

              The following paragraphs summarize significant environmental litigation, regulatory action and remediation in which we are presently involved. The anticipated expenditures on these sites all relate to previously divested or discontinued operations.

Denton, Maryland

              Pursuant to a Consent Order issued by the Maryland Department of the Environment in 1987 and subsequently amended in April 1993, one of our non-operating subsidiaries is treating groundwater contaminated with volatile organic compounds from a former manufacturing facility on its property in Denton, Maryland. The 1993 amendment to the Consent Order allows the subsidiary to focus the remediation project on localized areas of contamination. To date, approximately US$2.3 million has been expended in connection with the investigation and remediation of groundwater on this site. The recurring annual cost to operate and maintain the treatment system is approximately US$40,000. In addition, we are incurring an expense of approximately US$60,000 before the end of 2004 to restore the system to optimum operating efficiency.

Gary, Indiana

              In 1992, a subsidiary of ours entered into an Agreed Order with the Indiana Department of Environmental Management ("IDEM") requiring a limited assessment of soil and groundwater at its previously leased property in Gary, Indiana where the subsidiary, prior to the divestiture of the business, operated a chrome plating facility. The subsidiary has signed a further Modified Agreed Order that commits it to perform a Groundwater Evaluation Study Plan (the "GESP") and, if required by IDEM, a Groundwater Remediation Project. The GESP has been completed in stages, with interaction with IDEM at each stage. The final stage has been submitted to IDEM for its review and comment. IDEM has required certain remediation and monitoring measures, which have been partially implemented. Discussions with IDEM continue to determine the degree of remediation that is necessary. Approximately US$2.8 million has been expended to date in connection with the investigation, assessment and remediation of the soil and groundwater at the site. Until the discussions with IDEM are completed, additional costs to complete the investigation and remediation of the site cannot be estimated with any certainty; however, we believe that such additional costs will continue for an indefinite period and will not likely exceed US$1.0 million.

Hamilton, Ontario

              Contamination was discovered in 1991 by a subsidiary of ours on its property in Hamilton, Ontario, resulting from its historic, on-site chrome plating operations. The contamination, which consists primarily of chromium, was reported to the Ontario Ministry of Environment (the "MOE") and the local municipality. The subsidiary retained environmental consultants to determine the extent of contamination on the site and on neighboring properties and has developed a plan to deal with the contamination, which has been reviewed by the MOE. This plan involves the use of a groundwater extraction and treatment system which has been installed and is presently remediating both contamination on site and that caused by the subsidiary on neighboring properties. The subsidiary has proposed, and the MOE has accepted, certain actions to improve and accelerate the remediation which commenced during 2002. To date, approximately $2.9 million has been expended and we expect that the groundwater extraction and treatment will continue indefinitely at an annual cost including operating and maintenance expenses of approximately $150,000.

Whitehorse, Yukon and Skagway, Alaska

              Certain of our subsidiaries operated a petroleum distribution business in Alaska, Yukon and northern British Columbia including a petroleum pipeline between Whitehorse, Yukon and Skagway, Alaska. This business was sold as of June 1, 1995. We continue to own properties in Skagway and in Whitehorse formerly used in connection with that business including petroleum tank farms. The petroleum tanks and pipelines have been removed from these properties. The surface clean-up of the former Skagway tank farm was started in 1999 and is now substantially completed. Remedial work for the property in Whitehorse known as the upper tank farm has also been substantially completed and the results are before the Canadian National Energy Board and the Yukon Territorial government for approval. We do not anticipate any further material costs with respect to either the former Skagway tank farm or the upper tank farm at Whitehorse.

              In addition, the purchasers of the petroleum distribution business have filed a complaint in Alaska and a writ in the Yukon Territory against us relating to environmental contamination at the Whitehorse lower tank farm and a historical barrel washing pit sold with the petroleum distribution business. The actions relate to petroleum hydrocarbons and also lead, zinc and other contaminants. On October 5, 2000, Orders were issued by the Yukon Territorial government pursuant to the Environment Act (Yukon) against us and other responsible parties to investigate, establish a plan of restoration and restore this site. As of March 20, 2002, the Yukon Territorial government vacated these Orders; however, it has advised that it remains of the view that investigation and restoration remain necessary. Consequently, we and some others are continuing the investigation of the property and development of an acceptable restoration plan. A proposed risk-based remedial approach for the site is being considered by the Yukon Territorial government. Our final costs with respect to these issues cannot be determined until a remedial approach has been decided, a restoration plan has been approved, and third party liability, if any, has been taken into account. We cannot assure you that costs with respect to this matter will not be material.

RISKS RELATED TO OUR BUSINESS AND THE METALS DISTRIBUTION INDUSTRY

Volatile metal prices can cause significant fluctuations in our operating results.

              The price we pay for, and availability of, steel and various specialty metals (such as aluminum), and the prices we can charge for such products, fluctuate due to numerous factors beyond our control, including Canadian, American and international economic conditions, currency exchange rates, global demand for steel and other metal products, including demand in high-growth markets such as China, trade sanctions, tariffs, labor costs, competition and over capacity of steel producers, including price surcharges. Substantially all of our revenues are derived from the sale of steel and specialty metals. As a result, fluctuations in availability and cost of steel and specialty metals and the prices we can charge for our products may materially adversely affect our business, financial condition, results of operations and cash flows. We have no material long-term, fixed-price purchase contracts. Our commitments for metal purchases are generally at prevailing market prices in effect at the time that we place our orders. During periods of rising raw materials pricing, we may be unable to pass such increases, which may include surcharges by our suppliers, on to end users. To the extent we are not able to pass on to our customers any increases, our business, financial condition, results of operations and cash flows will be materially adversely affected. When metal prices decline, end user demands for lower prices and competitors' responses to those demands could result in lower sale prices and, consequently, lower margins as we use existing inventory.

Our business may be affected by the cyclicality of the metals industry and the industries that purchase our products.

              We operate businesses that are substantially affected by changes in economic cycles and whose revenues and earnings vary with the level of general economic activity in the markets they serve. Periods of economic slowdown or recession in the United States or other countries, or the perception that one may occur, could decrease the demand for our products, affect the availability and cost of our products and adversely affect our net sales, operating margin and net earnings.

              Some of our customers operate in industries that experience significant fluctuations in demand based on economic conditions, oil and gas prices and other factors, including exchange rate fluctuations, that are beyond our control. Many of our customers generate a significant portion of their revenues through exporting goods to the United States. Thus, a strengthening in the Canadian dollar relative to the U.S. dollar can adversely affect the competitiveness of these customers. In 2003, the Canadian dollar rose approximately 22.2% relative to the U.S. dollar. If the ability of our customers to export their products to the United States is reduced, the demand for our products could decline, which could have a material adverse effect on our business, financial conditions, results of operations and cash flows.

Significant competition could reduce our market share and harm our financial performance.

              We face significant competition in our service center and energy sector distribution operations. In Canada, our primary competitors are other service centers and energy sector distributors which are regional and local in geographic coverage. In the United States, we compete with other service centers and energy sector distributors which are national, regional and local in geographic coverage. We also compete with steel producers which are larger than we are, that typically sell to very large end users requiring regular shipments of large volumes of metals. Competition is based on price, product availability and quality, processing capability and on-time delivery. Some of our competitors may have lower steel costs and fewer environmental and government regulations, as well as lower public company regulatory compliance obligations and related costs, than we do. In addition, some of our competitors may be less leveraged than we are and therefore may have greater financial resources and flexibility than we have. Increased competition could reduce our profitability by forcing us to lower our prices or to offer increased services at a higher cost to us.

              Our steel import/export operations compete with other international steel importers and exporters as well as international steel producers in the destination market. Competition is principally based on price, product quality and availability, and terms of shipment (including freight costs, which vary and can be as much as 15% of the landed cost of a product). The imposition of trade sanctions by governments on the import of steel products into such government's jurisdiction may place us at a competitive disadvantage as compared to domestic steel producers in such jurisdiction.

An interruption in sources of metals supply could have a material adverse effect on our results of operations.

              We purchase our principal inventory, including carbon steel, stainless steel, alloy steel, aluminum and a variety of other metals on a frequent basis from a number of producers, primarily in North America to keep our inventory levels to a minimum. We have no long-term contracts to purchase metal. If, in the future, we are unable to obtain sufficient amounts of steel and other metal products at competitive prices or on a timely basis from our traditional suppliers, we may not be able to obtain such products from alternative sources at competitive prices to meet our delivery schedules, which could materially adversely affect our business, financial condition, results of operations and cash flows. Production time and the cost of our products could increase if we were to lose one of our primary suppliers. Any interruption or reduction in the supply of any of these products may make it difficult or impossible to satisfy customers' just-in-time delivery requirements, which could materially adversely affect our business, financial condition, results of operations and cash flows.

Our recent and any future acquisitions could be difficult to integrate and could adversely affect our operating results.

              A substantial part of our growth in profitability has come from acquisitions. For example, in July 2003, we acquired Acier Leroux. In September 2002, we acquired the operating assets of Williams Steel, a service center in Wisconsin, and in October 2001, we purchased A.J. Forsyth, a Canadian service center operation located in British Columbia.

              As part of our strategy, we expect to continue to pursue complementary acquisitions and investments. Acquisitions may involve debt incurrence, operating losses, dilutive issuances of equity securities and significant cash expenditures that could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, we had to write-down $2.4 million of goodwill in connection with our acquisition of Williams Steel in September of 2002.

Our recent and any future acquisitions involve a number of risks, including:

•	our inability to integrate the acquired business;

•	diversion of management attention;

•	impairment of goodwill adversely affecting our reported net income;

•	our inability to retain the management or other key employees of the acquired business;

•	our inability to establish uniform standards, controls, procedures and policies;

•	our inability to retain customers of our acquired companies;

•	exposure to legal claims for activities of the acquired business prior to the acquisition;

•	damage to our reputation as a result of performance or customer satisfaction problems relating to an acquired business; and

•	the performance of any acquired business could be lower than we anticipated.

If we fail to renegotiate any of our collective agreements or if we or our principal customers or suppliers experience work stoppages, our financial condition may be harmed.

              As of February 4, 2004, we had 37 collective bargaining agreements covering approximately 1,050 employees belonging to a variety of unions at 40 of our locations, three of which have expired and are currently being negotiated. Through to the end of 2004, 14 other collective bargaining agreements covering approximately 360 employees will expire. If we fail to renegotiate these contracts, we may face work stoppages. Even if we do renegotiate these contracts, any renewal of collective bargaining agreements could result in higher wages or benefits to union members. We cannot assure you that there will not be any labour disruptions, or higher ongoing labour costs, either of which could materially adversely affect our business, financial condition, results of operations and cash flows. In addition, many of our customers and suppliers have unionized work forces. If one or more of our customers or suppliers experience a material work stoppage or slow down, it could materially adversely affect our business, financial condition, results of operations and cash flows.

Environmental liabilities could have a material adverse effect on our results of operations and financial position.

              We are subject to a variety of federal, provincial, territorial, state and local environmental laws and regulations in Canada and the United States. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and into and onto land, the disposal of waste, the handling, storage and transportation of hazardous materials, and the storage of materials in underground tanks. In particular, our divested non-metal operations included chrome plating facilities and the transportation and storage of petroleum products and hazardous materials. We could be responsible for clean up of, or damages from, releases of hazardous materials on or emanating from the properties where these operations were conducted. We are required by environmental laws and regulations to conduct our operations in compliance with permits issued by governmental authorities. The failure to have such permits or to comply with their terms could result in fines or penalties.

              In Canada, there are federal environmental statutes such as the Canadian Environmental Protection Act, 1999, the Fisheries Act, and the Transportation of Dangerous Goods Act, 1992, which apply to us. In addition, each Canadian province and territory and most municipalities in which we operate also enact and enforce their own environmental laws. In the United States, the primary federal regulatory laws to which we are subject include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Clean Water Act. We are also subject to environmental regulation at the state and local levels in the United States.

              There are currently remediation and/or investigation activities at several former facilities where soil and/or groundwater contamination is present. Financial costs with respect to those activities cannot be predicted at this time. See "Business -- Environmental Regulation" for more details about our environmental proceedings. In addition, some of our current properties are located in industrial areas with histories of heavy industrial use, which may require us to incur expenditures and to become subject to environmental liabilities for contamination that arises from our current or former operations or from causes other than our operations. Such environmental costs could materially adversely affect our business, financial condition, results of operations and cash flows. We do not carry environmental insurance coverage to offset the effects of such potential losses. We may be required as a matter of law to satisfy, with respect to the government or third parties, the environmental liabilities related to divested businesses should the acquirers of our divested businesses fail to fulfill any environmental obligations for events prior to divestiture. Because of the potential existence of currently unknown environmental issues and frequent changes to environmental laws and regulations and the interpretation and enforcement of these laws and regulations, there can be no assurance that compliance with environmental laws, or remediation obligations under such laws, will not have a material adverse effect on us in the future.

Changes in government regulations could have an adverse effect on our business.

              Our operations are subject to laws and regulations relating to workplace safety and worker health and related regulations, which, among other requirements, establish noise, dust and safety standards. While we believe that we are in material compliance with currently applicable laws and regulations, future events such as any changes in laws and regulations, may give rise to additional expenditures or liabilities. We cannot assure you that compliance with such government regulations will not materially adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to currency exchange risk which could have a material adverse effect on our operating results.

              Although our financial results are reported in Canadian dollars, a portion of our sales and operating costs are denominated in U.S. dollars. In addition, we are exposed to currency exchange risk on our debt, including the notes and interest thereon, and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. While it is not our normal practice to enter into significant hedging arrangements other than in relation to our long-term debt, we may use futures and forward contracts to partially hedge against short-term fluctuations in currency; however, such activities provide only short-term protection against a limited portion of our currency exposure. We may, from time to time, hedge a portion of our net exchange rate exposure under the U.S. dollar denominated debt with respect to either or both of principal and interest by way of one or more swap transactions to Canadian dollars, to the extent our management considers it reasonable to do so having regard to the then prevailing levels of our net assets located in the United States and our U.S. dollar revenues, and to the extent available on reasonable terms; however, such activities provide only short-term protection and there can be no assurance that they will be effective in insulating us against exchange rate fluctuations.

The failure of our key computer-based systems could have a material adverse effect on our business.

              We depend to a significant degree on our computer based-systems in the operation of our business, particularly in our inventory management. The destruction or the failure of any such computer-based systems for any significant period of time would materially adversely affect our business, financial condition, results of operations and cash flows.

The loss of key individuals could adversely affect our ability to implement our business strategy.

              Our success is dependent in large part on the management and leadership skills of our senior management team, including Edward M. Siegel, Jr., our President and Chief Executive Officer; and Brian R. Hedges, our Chief Financial Officer. If we lose either of these individuals or fail to attract and retain equally qualified personnel, we may not be able to implement our business strategy.

              In addition, because of our decentralized operating structure, the loss of any senior managers or key employees at regional centers could materially adversely affect our business, financial condition, results of operations and cash flows. We cannot assure you that we will be able to attract and retain equally qualified personnel when needed.

GENERAL DEVELOPMENT OF THE BUSINESS

             Effective October 15, 2001, the Company purchased 100% of the shares of A. J. Forsyth and Company Limited, a Canadian service center operation located in British Columbia, for cash consideration of $22.0 million and assumed bank debt of $13.9 million.

             Effective August 16, 2001, the Company purchased 100% of the shares of Spartan Steel Products, Inc., a U.S. distributor of energy sector pipe, for cash consideration of $3.0 million and assumed bank debt of $3.3 million.

Effective October 9, 2001, the Company purchased 100% of the shares of 1377804 Ontario Inc., a Canadian service center operation located in Ontario, for cash consideration of $255,000.

On June 15, 2001, the Company divested the inventory and fixed assets of Total Distributors, which serviced the petrochemical and heat exchanger industries from Tulsa, Oklahoma.

             Effective March 1, 2002, the Company purchased the operations of Arrow Steel Processors, a coil processor of customer owned material, located at the port in Houston, Texas, for cash consideration of $4.4 million.

Effective September 9, 2002, the Company purchased substantially all of the assets of the Milwaukee, Wisconsin service center operation formerly known as Williams Steel for $17.0 million in cash.

            On July 3, 2003, the Company purchased 99.52% of the issued and outstanding Class A shares and 97.53% of the issued and outstanding Class B shares of Acier Leroux inc. for cash of $48.9 million and 3,546,874 common shares of the Company.  On August 19, 2003, the Company, under the provisions of the Companies Act (Quebec), acquired the remaining shares of Acier Leroux for $1.2 million in cash.

On February 12, 2004, the Company issued 5,750,000 common shares at $9.00 per share for net proceeds of $49.2 million.

On February 20, 2004, the Company issued US $175 million 6.375% Senior Notes due March 1, 2014.

            On February 23, 2004, the Company repurchased US $95.5 million of its 10% Senior Notes at a premium of $72.50 per US $1,000 of notes.  The Company intends to redeem the remaining US $20.1 million on June 1, 2004 at a premium of $50.00 per US $1,000 of note.

            On February 20, 2004, the Company issued a redemption notice for its $30 million 8% Debentures for redemption on March 26, 2004 and for its $30 million Class II Preferred Shares for redemption on March 22, 2004.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set forth below is extracted from and should be read in conjunction with the audited consolidated financial statements of Russel Metals filed with Canadian securities regulators.

For the years ended December 31	2003	2002	2001

INCOME STATEMENT INFORMATION ($000)

Revenues	$1,517,090	$1,403,275	$1,402,509
EBIT	55,386	67,923	38,759
Adjusted EBIT (Note)	61,031	70,411	50,621
Adjusted EBITDA (Note)	77,533	85,603	65,284
Adjusted EBITDA to sales %	5.1%	6.1%	4.7%
Basic earnings per common share ($)	$ 0.41	$ 0.71	$ 0.17

BALANCE SHEET INFORMATION ($000)
Metals
Accounts receivable	$ 247,513	$ 197,653	$ 192,244
Inventories	303,048	329,415	265,417
Prepaid expenses and other assets	2,005	2,770	2,053
Accounts payable and accrued liabilities	(207,886)	(178,623)	(157,300)

Net working capital – Metals	344,680	351,215	302,414
Fixed assets	165,112	88,898	85,825
Goodwill	4,216	2,709	15,123

Net assets employed in metals operations	514,008	442,822	403,362
Other operating assets	23,257	24,750	26,434
Non-core and discontinued assets and liabilities	2,647	4,046	4,874
Net income tax assets and liabilities	(1,468)	768	13,326
Deferred financing charges	3,547	4,962	6,177
Pension and benefit liabilities	(11,542)	(9,590)	(9,242)
Other corporate assets and liabilities	(8,120)	(6,643)	(1,259)

Total net assets employed	$ 522,329	$ 461,115	$ 443,672

CAPITALIZATION ($000)
Bank indebtedness, net of cash	$ 59,085	$ (3,927)	$ (17,151)
Long-term debt	179,402	212,602	214,105

Total interest bearing debt	238,487	208,675	196,954
Preferred shares	30,000	30,000	30,000
Market capitalization (Note)	378,175	194,091	136,733

Total firm value	$ 646,662	$ 432,766	$ 363,687

OTHER INFORMATION
Common shareholders' equity ($000)	$ 253,842	$ 222,440	$ 216,718
Free cash flow ($000) (Note)	$ 117,399	$ 13,753	$ 84,977
Capital expenditures ($000)	$ 34,879	$ 12,768	$ 8,152
Depreciation and amortization ($000)	$ 16,502	$ 15,192	$ 14,663
Interest ($000)	$ 22,800	$ 20,324	$ 23,017
Earnings multiple	17.24	6.80	10.40
Firm value as a multiple of Adjusted EBIT	10.60	6.15	7.18
Firm value as a multiple of Adjusted EBITDA	8.34	5.06	5.57
Interest bearing debt / Adjusted EBITDA	3.08	2.44	3.02
Adjusted EBITDA / Interest	3.40	4.21	2.84
Market capitalization as a % of book value	149%	87%	63%
Interest bearing debt as % of net metals working capital	69%	59%	65%
Return on capital employed (Adjusted EBIT/net assets employed) (Note)	11.7%	15.3%	11.4%

COMMON SHARE INFORMATION
Ending outstanding common shares	43,023,342	38,057,001	37,981,501
Average outstanding common shares	40,021,479	38,024,034	37,981,501
Common share dividends paid ($000)	$ 11,605	$ 6,466	$ 7,596
Common share dividends ($)	$ 0.29	$ 0.17	$ 0.20
Book value per share ($)	$ 5.90	$ 5.84	$ 5.71
Price range of stock ($)
Market price of common shares at December 31	$ 8.79	$ 5.10	$ 3.60
High	$ 8.90	$ 5.49	$ 3.90
Low	$ 4.65	$ 3.46	$ 2.70

See Note on next page.

NOTE:

In this document the Company uses certain financial measures that do not comply with Canadian generally accepted accounting principles (GAAP) or have standardized meanings and thus may not be comparable to similar measures presented by other issuers, for example Adjusted EBITDA and other information in the above table.  Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements.  The items excluded in determining Adjusted EBITDA are significant in assessing our operating results and liquidity.  Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with Canadian GAAP.  Adjusted EBITDA and a number of the ratios provided under Other Information are used by debt and equity analysts to compare our performance against other public companies.

The definitions are set out below:

Adjusted EBIT-- Earnings from continuing operations before deduction of interest, income taxes, restructuring costs, goodwill impairment, foreign exchange gain (loss), debt repurchase costs, loss on sales of business and acquisition costs.

Adjusted EBITDA-- Earnings from continuing operations before interest, income taxes, depreciation, amortization, restructuring costs, goodwill impairment, foreign exchange gain (loss), debt repurchase costs, loss on sales of business and acquisition costs.

Free cash flow-- Cash from operating activities less capital expenditures.
Market capitalization-- Outstanding common shares times market price of a common share at December 31.
Return on capital employed-- Adjusted EBIT over net assets employed.

SUMMARIZED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION

The consolidated financial information set forth below is extracted from and should be read in conjunction with the audited and unaudited consolidated financial statements of Russel Metals filed with Canadian securities regulators.

2003
	Three Months Ended				Year Ended

(Unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues ($000)	$ 367,021	$ 339,756	$ 392,490	$ 417,823	$1,517,090
Earnings from operations ($000)	10,609	10,601	17,245	22,576	61,031
Earnings before taxes ($000)	5,853	5,730	7,185	13,818	32,586
Net earnings
- continuing operations ($000)	3,587	3,575	4,314	7,811	19,287

Basic earnings per common share
- continuing operations	$ 0.08	$ 0.08	$ 0.09	$ 0.17	$ 0.43

Basic earnings per common share	$ 0.08	$ 0.08	$ 0.07	$ 0.17	$ 0.41

Market price of common shares
High	$ 5.65	$ 6.00	$ 6.39	$ 8.90	$ 8.90
Low	$ 4.85	$ 4.65	$ 5.20	$ 6.18	$ 4.65
Number of common shares traded	1,841,038	3,918,050	6,237,389	5,016,721	17,013,198

2002
	Three Months Ended				Year Ended

(Unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues ($000)	$ 325,863	$ 351,523	$ 374,079	$ 351,810	$1,403,275
Earnings from operations ($000)	11,024	19,020	21,848	18,519	70,411
Earnings before taxes ($000)	5,884	14,829	16,108	10,778	47,599
Net earnings
- continuing operations ($000)	3,514	9,102	9,980	6,640	29,236

Basic earnings per common share
- continuing operations	$ 0.08	$ 0.22	$ 0.25	$ 0.16	$ 0.71

Basic earnings per common share	$ 0.08	$ 0.22	$ 0.25	$ 0.16	$ 0.71

Market price of common shares
High	$ 4.28	$ 5.49	$ 5.25	$ 5.20	$ 5.49
Low	$ 3.46	$ 4.29	$ 4.10	$ 4.22	$ 3.46
Number of common shares traded	4,294,572	2,354,671	3,208,781	2,149,368	12,007,392

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected financial information for the years ended December 31, 2003, 2002 and 2001 was prepared from the annual consolidated financial statements for those years.

             The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Material differences from accounting principles, generally accepted in the United States are disclosed in Note 16 to the Consolidated Financial Statements.

The comparability of this information is affected by changes in accounting policies (see Note 2 to the Consolidated Financial Statements for 2003).

a)          In the fourth quarter of 2003, the Company prospectively adopted effective January 1, 2003 the fair value method of accounting for employee stock-based payments issued after that date.  The impact of the adoption of this standard for the year ended December 31, 2003 resulted in additional compensation expense of $217,000.  For options issued prior to January 1, 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic value-based method as allowed by the Canadian standard adopted on January 1, 2001.

b)          The Company adopted the new accounting standard for Long-Lived Assets and Discontinued Operations effective May 1, 2003.  This standard, along with emerging issues abstracts EIC-134 Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) have been applied to the restructuring as a result of the Acier Leroux inc. acquisition.

c)          In 2003, the Company also adopted the new standard on financial statement presentation and new accounting guideline on disclosure of guarantees.  The implementation of these standards did not have a material effect on the Company's results of operations, financial position or cash flow.

d)          The Company adopted the new accounting standard for goodwill and other intangibles effective January 1, 2002.  As required by the standard, the Company performed a transitional goodwill impairment evaluation, which resulted in a transitional impairment loss charged to retained earnings of $15.1 million at January 1, 2002.

e)          The Company adopted the new accounting standard for business combinations effective July 1, 2001.  The Company has applied this new standard in its acquisitions subsequent to July 1, 2001 and as required by the transitional provisions of the goodwill standard the goodwill generated from these acquisitions is not amortized.

f)          The Company adopted the new Canadian accounting standards for earnings per share, foreign currency translation and stock-based payments effective January 1, 2001.  The implementation of these standards did not have a material effect on the Company' results of operations, financial position or cash flows.

For additional information on the selected financial information see the Management's Discussion and Analysis in the 2003 Annual Report to Shareholders.

MARKET FOR THE SECURITIES OF RUSSEL METALS

The Company's common shares are listed and posted for trading on The Toronto Stock Exchange.

DIVIDEND RECORD

The following table shows dividends paid on as per share basis on outstanding shares for the periods indicated.

	Years Ended December 31,
	2003	2002	2001

Class II preferred shares, Series C	$1.875	$1.875	$1.875

Common shares	$0.29	$0.17	$0.20

              Dividends on preferred shares are paid quarterly in equal instalments.  In April 2000, the directors adopted a dividend policy with $0.20 per share as the targeted annual level of dividend on common shares and authorized the payment of the first quarterly dividend of $0.05 per common share, payable June 15, 2000. Subsequent quarterly dividends were paid at that rate each quarter up to and including December 15, 2001.  The Company did not pay a common share dividend during the first quarter of 2002, due to restrictions associated with the Senior Notes.  The Company resumed payment of its quarterly dividend in the second quarter of 2002.  The Company increased its quarterly dividend by $0.01 to $0.06 per common share during the third quarter of 2002.  In the first quarter of 2003, the Company further increased the dividend to $0.07 per common share and in the fourth quarter of 2003 it was again increased $0.01 to $0.08 per share.  For more details on this restriction, see Dividends and Share Capital section of the Management' Discussion and Analysis included in the 2003 Annual Report to Shareholders.

MAJOR SUBSIDIARIES

The following is a list of the major subsidiaries of Russel Metals at December 31, 2003, all of which are wholly owned.

Jurisdiction of incorporation

Fedmet Corp.	State of Delaware
Fedmet International Corporation	State of Delaware
FIL(US) Inc.	State of Alaska
Pioneer Steel & Tube Corp.	State of Delaware
RMI USA LLC	State of Delaware
Russel Metals Corp.	State of Delaware
Russel Metals Williams Bahcall Inc.	State of Delaware
Sunbelt Group, Inc.	State of Texas
Sunbelt Trading Co., Inc.	State of Delaware
Thunder Bay Terminals Ltd	Ontario
Triumph Tubular & Supply Ltd.	Alberta

MANAGEMENT'S DISCUSSION AND ANALYSIS

             Reference is made to the management's discussion and analysis of financial condition and results of operations of Russel Metals and its subsidiaries on pages 13 to 25 of the 2003 Annual Report to shareholders, which pages are incorporated herein by reference.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out certain information with respect to the directors and executive officers of Russel Metals as of the date hereof.

Name and municipality		Director
of residence	Office	Since	Principal Occupation

JAMES F. DINNING Calgary, Alberta	Director	February 17, 2003	Executive Vice President of TransAlta Corporation (electric generation and marketing company)

CARL R. FIORA Middletown, Ohio	Director	May 11, 1994	Corporate Director

ANTHONY F. GRIFFITHS Toronto, Ontario	Director and Chairman of the Board	May 14, 1997	Corporate Director

ROBBERT HARTOG Perkinsfield, Ontario	Director	May 14, 1997	President, Robhar Investments Ltd. (private investment company)

LISE LACHAPELLE Ile-des-soeurs, Quebec	Director	May 15, 1996	Corporate Director

JOHN W. ROBINSON Greensboro, North Carolina	Director	May 11, 1995	Corporate Director

EDWARD M. SIEGEL, JR. Westport, Connecticut	Director, President and Chief Executive Officer	May 6, 1998	President and Chief Executive Officer of the Company

ARNI C. THORSTEINSON Winnipeg, Manitoba	Director	May 10, 1985	President of Shelter Canadian Properties Limited (real estate development and management company)

Name and municipality		Director
of residence	Office	Since	Principal Occupation

BRIAN R. HEDGES Toronto, Ontario	Executive Vice President and Chief Financial Officer	-----	Executive Vice President and Chief Financial Officer of the Company

MARION E. BRITTON Mississauga, Ontario	Vice President, Controller and Assistant Secretary	-----	Vice President, Controller and Assistant Secretary of the Company

              Edward M. Siegel, Jr. has served as the Company's President and Chief Executive Officer since August 1997 and as a Director since May 1998. From March 1997 to August 1997, Mr. Siegel served as Executive Vice-President and Chief Operating Officer. Prior to March 1997, Mr. Siegel served for five years as the Chief Operating Officer of our energy and import/export segment.

              Anthony F. Griffithshas served as the Company's Chairman of the Board and as a Director since May 1997. From 1985 to 1993 Mr. Griffiths served in several capacities at Mitel Corporation, including Chief Executive Officer and Chairman. From 1993 to present, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is a director and Chairman of Slater Steel Inc., Brazilian Resources, Inc. and Novadaq Technologies Inc. and a Director of ShawCor Ltd., Vitran Corporation, Calian Technology Ltd., Fairfax Financial Holdings Limited and Leitch Technology Corp. Fairfax Financial Holdings Limited is the controlling shareholder of Hamblin Watsa Investment Counsel Ltd., which is a major shareholder of the Company.

              Brian R. Hedgeshas served as the Company's Executive Vice-President and Chief Financial Officer since June 1994. Prior to this, Mr. Hedges was President and CEO of Gandalf Technologies Inc., a telecommunications company.

              Marion E. Brittonwas appointed Vice President and Controller in May 1996 and Assistant Secretary in May 1995. Prior to that she held various finance positions with us. Prior to joining the Company, Ms. Britton was a senior manager with a major chartered accounting firm.

              James F. Dinningwas appointed a Director in February 2003. He is currently the Executive Vice President of TransAlta Corporation, an electric generation and marketing company. Prior to joining TransAlta in 1997, Mr. Dinning held several key positions during his 11 years as a member of the legislative assembly in Alberta. He was provincial treasurer from 1992 to 1997. Mr. Dinning is a director on the boards of Finning International Inc., Shaw Communications Inc. and Western Financial Group Inc.

              Carl R. Fiorawas appointed a Director in May 1994. Prior to his retirement in 1990, he was the President and Chief Executive Officer of Armco Steel Company, L.P. Mr. Fiora is a director of First Financial Bancorp.

              Robbert Hartogwas appointed a Director in May 1997. Mr. Hartog is President of Robhar Investment Company, a private investment company. Mr. Hartog is a director of Fairfax Financial Holdings Limited. Fairfax Financial Holdings Limited is the controlling shareholder of Hamblin Watsa Investment Counsel Ltd., which is a major shareholder of ours.

              Lise Lachapellewas appointed a Director in May 1996. She was the President and Chief Executive Officer of The Forest Products Association of Canada (formerly known as The Canadian Pulp and Paper Association) from September 1994 to 2001. Prior to September 1994, she was President of Strategico Inc. for one year and a consultant with Strategico for three years. Ms. Lachapelle is a director of Abitibi-Consolidated Inc., Industrielle-Alliance, BNP-Paribas (Canada), INNERGEX Energy Income Fund and Mirabaud Canada Inc.

John W. Robinsonwas appointed a Director in May 1995. He was the President and Chief Executive Officer of SMP Steel Corp., a metals processing company, from December 1989 to December 1998.

              Arni C. Thorsteinsonwas appointed a Director in May 1985. He has been the President of Shelter Canadian Properties Limited, a real estate development and management company, since 1971. He is also a director of Bird Construction Company Limited, Consolidated Properties Ltd., Onex Corporation, Tri-White Corporation and Lanesborough Real Estate Investment Trust.

             During the last five years, all of the directors and officers have had the principal occupations indicated opposite their respective names, with the exception of L. Lachapelle whose occupational history is described above.

             A. F. Griffiths and R. Hartog are directors of Fairfax Financial Holdings Limited ("Fairfax").  Fairfax is the controlling shareholder of Hamblin Watsa Investment Counsel Ltd., which in turn holds approximately 19% of the outstanding common shares of the Company.

             E. M. Siegel, Jr., the Company's President and Chief Executive Officer, is the only related (1)director.  He was elected a director on May 6, 1998.  None of the other directors has any material business or professional relationship with the Company.

             All directors serve one-year terms and are elected at the annual meeting of shareholders of the Company.  The term of office of each of the current directors of the Company will expire at the annual meeting of shareholders of Russel Metals to be held in April 2004.  The Board of Directors has fixed at seven the number of directors to be elected at such upcoming annual meeting of shareholders of the Company.  Each of the current directors other than Mr. Thorsteinson will stand for re-election as a director at such meetings.

             The Board of Directors delegates certain of its functions to four committees of the Board to facilitate more detailed consideration of certain issues.  These committees bring recommendations to the Board for consideration and approval as appropriate.  Each committee is comprised entirely of unrelated directors.

             The Audit Committee meets quarterly to review the Company's financial statements, management's discussion and analysis and press releases.  The Audit Committee monitors the integrity of internal control and management information through discussions with management and regular meetings with the external auditors. In addition, the Committee reviews other public disclosure documents, including the annual information forms, registrations and prospectuses.  The members are:  J. F. Dinning, C. R. Fiora, R. Hartog (chair), and A. C. Thorsteinson.

(1)The Toronto Stock Exchange Guidelines provide that:  "An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.  A related director is a director who is not an unrelated director".

             The Corporate Governance Committee develops comprehensive written mandates for each of the Board committees, monitors and evaluates the corporate governance system, recommends candidates for election to the Board and serves as a forum for concerns of directors which may not be appropriate for discussion in full Board meetings.  The members are:  J. F. Dinning, C. R. Fiora, and A. F. Griffiths (chair).

             The Management Resources and Compensation Committee reviews compensation policies for the Company's executive officers and is responsible for succession planning for the most senior members of management.  The members are:  A. F. Griffiths, R. Hartog, L. Lachapelle (chair), and J. W. Robinson.

             The Company has established an Environmental Management and Health & Safety Committee for the purpose of reviewing compliance policies and procedures in accordance with legislative and regulatory requirements with regard to environmental and health and safety issues.  The members are:  L. Lachapelle, J. W. Robinson (chair), and A. C. Thorsteinson.

             As at the date hereof, the directors and executive officers of Russel Metals as a group beneficially own, directly or indirectly, or exercise control or direction over 2% of the outstanding common shares.

             If any director of the Company is, or within ten  years before the date of this annual information form has been, a director or officer of any other issuer that, while such director was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, the Company is required to state that fact and describe the basis on which the order was made and whether the order is still in effect; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, the Company is required to state that fact.  To the knowledge of the Company, the only director of the Company in respect of whom any such disclosure is required to be made is Mr. A. F. Griffiths.  In relation to part (a), Mr. Griffiths is a director of Brazilian Resources, Inc., which in a press release dated May 22, 2001 announced it would be late filing its audited financial statements for the year ended December 31, 2000 and its unaudited interim financial statements for the quarter ended March 31, 2001.  The Ontario Securities Commission ("OSC") issued an insider cease trade order effective May 30, 2001 and a general cease trade order dated July 23, 2001.  All required documents were filed by the Company on July 25, 2001 and the OSC rescinded the trade orders.  Trading of the Company's common stock resumed on the Canadian Venture Exchange on August 2, 2001.  In relation to part (b), Mr. Griffiths currently acts as a director of each of Consumers Packaging Inc. and Slater Steel Inc. and has previously acted as a director of each of Confederation Life Insurance Company and Peoples Jewellers Ltd.

             If any director of the Company has, within ten years before the date of this annual information form, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, the Company is required to state that fact.  To the knowledge of the Company, the only director of the Company in respect of whom any such disclosure is required to be made is Mr. A.C. Thorsteinson who, in 1996, made a proposal, which was fully performed, under applicable bankruptcy legislation.

ADDITIONAL INFORMATION

             Additional information, including directors' and officers' remuneration, principal holders of Russel Metals' securities, options to purchase securities and interest of insiders in material transactions, is contained in the Management Proxy Circular dated March 5, 2004 for Russel Metals' 2004 annual meeting of shareholders.

Additional financial information is provided in Russel Metals' comparative financial statements for the year ended December 31, 2003, contained in the 2003 Annual Report of Russel Metals.

             A copy of the foregoing documents together with a copy of this annual information form and any interim financial statements issued by Russel Metals subsequent to December 31, 2003 may be obtained on request to the Assistant Secretary, Russel Metals Inc., Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9.  These documents are also posted regularly to the Company's investor relations web site located at www.russelmetals.com.

             When the securities of Russel Metals are in the course of a distribution pursuant to a short-form prospectus or when a preliminary short-form prospectus has been filed in respect of a distribution of Russel Metals' securities, Russel Metals will provide to any person, upon request to the Assistant Secretary of Russel Metals at the address noted above, one copy of this annual information form, the 2003 Annual Report of Russel Metals, any interim financial statements of Russel Metals issued subsequent to December 31, 2003, the Management Proxy Circular dated March 5, 2004 and any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus.